MIGENIX Inc.

400 - 1727 West Broadway

Vancouver, BC  V6J 4W6

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Appoints Chief Executive Officer

Vancouver, BC, CANADA, October 22, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), ("MIGENIX" or the "Company") today announced that Paul Brennan has been appointed as Chief Executive Officer of the Company, effective immediately.

Mr. Brennan has over 20 years experience in the pharmaceutical and biotech industry, during which time he has worked in several therapeutic areas in the roles of General Management, Business Development, Marketing, Life Cycle Management and Regulatory Affairs. Most recently Mr Brennan was CEO at Altair Therapeutics, a San Diego based Biopharmaceutical Company developing novel therapies for respiratory diseases. Prior to joining Altair, Mr Brennan was Senior Vice President of Business Development and Licensing at Aspreva and was involved in the sale of the company in 2008 to Galenica for $920 million. Mr Brennan also held at number of roles at AnorMED, including Acting-President and Vice President of Business Development, and participated in the sale of AnorMED to Genzyme in 2006 for $590 million.  Mr Brennan’s experience with large pharma comes from AstraZeneca where he worked for over 12 years in leadership roles in Business Development, Life-Cycle Management and Regulatory Affairs in Sweden, Canada and the UK. Mr Brennan has an M.Sc. in Physiology from Queen’s University at Kingston, and is a Certified Licensing Professional (CLP®)

Doug Johnson, Chairman of the Board comments: "MIGENIX is excited to have Paul Brennan in the senior executive capacity as it reflects our preparedness to attract major pharma and biotech collaborations and licensing relationships for our anti-infective and antibiotic programs. Along with the extensive development work that has been accomplished by the MIGENIX team over the past 6 months, we are confident that Paul's leadership will provide increased shareholder value and corporate leverage."

Bruce Schmidt, previously the interim President and Chief Executive Officer of the Company will continue as President.

ABOUT MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: increased shareholder value.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: our ability to assess and advance opportunities in our business.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:  the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.